Exhibit 99.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2025

480 - 1140 West Pender Street, Vancouver, BC, V6E 4G1

www.santacruzsilver.com

Table of Contents

Company Overview	4
2025 First Quarter Highlights	5
Management Business Overview and Outlook	6
Selected Quarterly Production Results	7
Bolivar Mine Operating Results	10
Porco Mine Operating Results	11
Caballo Blanco Group Operating Results	12
San Lucas Group Operating Results	14
Zimapan Mine	15
Other Properties	16
Qualified Person and Technical Disclosures	16
Overview of Financial Results	17
Quarters ended March 31, 2025 and 2024	17
Summary of Quarterly Results	18
Liquidity, Capital Resources and Contractual Obligations	19
Liquidity	19
Off-balance Sheet Arrangements	20
Transactions with Related Parties	20
Subsequent Events	21
Material Accounting Estimates and Judgments	21
Accounting Policies Including Changes in Accounting Policies and Initial Adoption	22
Financial Instruments and Other Instruments	22
Outstanding Share Data	25
Internal Controls over Financial Reporting and Disclosure Controls and Procedures	25
Non-GAAP Measures	26
Cautionary Note Regarding Forward-looking Information	32
Additional Information	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of results of operations and financial condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and the notes thereto of Santacruz Silver Mining Ltd. (“the Company” or “Santacruz”) which have been prepared in accordance with IFRS Accounting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts are expressed in thousands of US dollars unless otherwise indicated. Unless otherwise noted, references to “C$” are to thousands of Canadian dollars, references to “MXN” are to thousands of Mexican pesos and references to “BOB” are to thousands of Bolivian bolivianos.

During the preparation of the of the audited annual financial statements for the year ended December 31, 2024, the Company identified several errors in the previously filed 2024 interim consolidated financial statements and the 2023 audited annual consolidated financial statements. The Company determined that a correction was required and as such, restated its previously reported consolidated financial statements as at December 31, 2023 and the consolidated statement of financial position as at January 1, 2023, refer to note 3 of the audited annual consolidated financial statements for the year ended December 31, 2024. The interim consolidated statement of income and statement of cash flows for the three months ended March 31, 2024 have also been restated, refer to note 5 in the interim consolidated financial statements for details of the adjustments. Where applicable, previously reported figures in this MD&A have been updated to reflect the adjustments made as part of the restatement.

Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Throughout this MD&A, the terms first quarter, second quarter, third quarter, fourth quarter and year to date are respectively used interchangeably with the terms Q1, Q2, Q3, Q4 and YTD.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities regulation and should be read in conjunction with the “Risk Factors” and “Cautionary Note Regarding Forward-looking Information” section in this MD&A

All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of June 11, 2025.

Company Overview

Santacruz was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (‘‘TSXV’’) under the symbol ‘‘SCZ’’.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at March 31, 2025, the Company had acquired ownership including mining concession rights to the following mineral properties:

Bolivia:

●	Sinchi Wayra (“Sinchi Wayra”), which consists of the following mineral properties and businesses located in Bolivia:

○	the Caballo Blanco Group which includes the Tres Amigos and Colquechaquita mines (the “Caballo Blanco Group” or “Caballo Blanco”) and the Don Diego processing plant (the “Don Diego Processing Plant” or “Don Diego”), which processes production from the Caballo Blanco Group as well as toll milling from the San Lucas feed sourcing business;
○	the Soracaya exploration project (the “Soracaya Project” or “Soracaya”); and
○	the San Lucas Group which includes the San Lucas feed sourcing and trading business and the Reserva mine (the “San Lucas Group” or “San Lucas”).

●	Illapa (“Illapa”), with its operations held under an association agreement with Corporación Minera de Bolivia (“COMIBOL”) a Bolivian state-owned entity comprising:

○	the Bolivar mine (the “Bolivar Mine” or “Bolivar”) and process plant complex; and
○	the Porco mine (the “Porco Mine” or “Porco”) and process plant complex.

Mexico:

○	The Zimapan mine (the “Zimapan Mine” or “Zimapan”) and processing plant located in Hidalgo, Mexico;
○	The La Pechuga Property and the Santa Gorgonia Prospect, which are exploration properties located in Mexico.

Management has assessed the nature of its interest in the Illapa Business and determined it to be a joint operation. The Company records its 45% interest in the assets, liabilities, revenues and expenses of the Illapa Business in its consolidated financial statements. The Company is solely responsible for certain transactions made by the Illapa business, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The Company is the operator of the Illapa Business and as such the chief executive officer and executive management team review the Bolivar and Porco operating and financial information on a 100% basis. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to Note 22 of the unaudited interim consolidated financial statements).

In this MD&A, operational information for Bolivar and Porco is presented at 100%. Readers of this MD&A are cautioned that although in the operating section of this MD&A the Company reports 100% of the production and sales information, the Company records 45% of the assets, liabilities, revenues and expenses in its consolidated financial statements. In contrast to the operational information, all financial information presented in this MD&A is reported showing 45% of the assets, liabilities, revenues and expenses which coincides with the information presented in the audited consolidated financial statements.

From the acquisition of the Bolivian operations through to December 24, 2024 the Company has used the official fixed rate of 6.96 BOB/USD to record transactions denominated in BOB. Commencing January 1, 2025 the Company has been recording transactions denominated in Bolivian Bolivianos (BOB) using a spot rate determined by an estimation technique instead of the official rate. The Company believes this methodology for calculating the foreign exchange from BOB to USD is a more accurate representation of the current economic conditions in Bolivia. The average rate determined by using the new valuation technique was 12.20 BOB/USD. All monetary assets and liabilities outstanding as at March 31, 2025 have been revalued using a spot rate of 13.55 BOB/USD.

In the third quarter of 2024, the Company changed its business process and began feeding all of the Reserva mine’s ore to the San Lucas feed sourcing business instead of combining it with the ore from other mines in the Caballo Blanco Group. To reflect the change in business process, the operating segments were updated in Q3 2024 to present the results of the Reserva mine as part of the San Lucas Group, comparative information from previous periods has not been updated and the results of the Reserva mine are still presented as part of the Caballo Blanco Group.

2025 First Quarter Highlights

	2025-Q1	2024-Q4	Change Q1 vs Q4	2025-Q1	2024-Q1 Restated(6)	Change ‘25-Q1 vs ‘24-Q1
Operational
Material Processed (tonnes milled)	471,773	493,141	(4%)	471,773	470,749	(0%)
Silver Equivalent Produced (ounces) (1)	3,688,129	4,097,327	(10%)	3,688,129	3,876,388	(5%)
Silver Ounces Produced	1,590,063	1,761,686	(10%)	1,590,063	1,581,949	1%
Zinc Tonnes Produced	20,719	23,357	(11%)	20,719	22,847	(9%)
Lead Tonnes Produced	2,718	2,932	(7%)	2,718	2,953	(8%)
Copper Tonnes Produced	279	248	13%	279	256	9%
Silver Equivalent Sold (payable ounces) (2)	3,059,556	3,452,891	(11%)	3,059,556	3,632,938	(16%)
Cash Cost of Production per Tonne (3)	73.22	106.35	(31%)	73.22	93.19	(21%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	17.84	22.38	(20%)	17.84	21.19	(16%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	22.34	27.83	(20%)	22.34	24.27	(8%)
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	31.85	31.77	0%	31.85	23.18	37%
Financial
Revenues	70,314	81,669	(14%)	70,314	52,589	34%
Gross Profit	27,859	25,250	10%	27,859	399	6882%
Net Income	9,451	21,067	(55%)	9,451	132,659	(93%)
Net Earnings) Per Share - Basic ($/share)	0.03	0.06	(50%)	0.03	0.38	(92%)
Adjusted EBITDA (3)	27,516	23,017	20%	27,516	(1,309)	2202%
Cash and Cash Equivalent	32,527	35,721	(9%)	32,527	4,035	706%
Working Capital	51,733	46,296	12%	51,733	678	7530%

Production Summary - By Mine

	Bolivar (5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Material Processed (tonnes milled)	62,356	47,501	51,648	86,695	223,573	471,773
Silver Equivalent Produced (ounces) (1)	786,299	367,523	659,208	858,514	1,016,585	3,688,129
Silver Ounces Produced	421,040	120,537	313,266	295,021	440,199	1,590,063
Zinc Tonnes Produced	3,983	2,674	3,549	6,015	4,498	20,719
Lead Tonnes Produced	201	161	486	481	1,389	2,718
Copper Tonnes Produced	N/A	N/A	N/A	N/A	279	279
Average head grades per mine:
Silver (g/t)	237	98	202	123	80	124
Zinc (%)	7.00	5.99	7.28	7.65	2.56	4.94
Lead (%)	0.47	0.46	1.15	0.84	0.72	0.73
Copper (%)	N/A	N/A	N/A	N/A	0.26	0.26
Metal recovery per mine:
Silver (%)	89	81	93	86	77	82
Zinc (%)	91	94	94	91	79	86
Lead (%)	68	73	82	66	86	78
Copper (%)	N/A	N/A	N/A	N/A	48	48
Silver Equivalent Sold (payable ounces) (2)	736,696	353,708	516,624	612,185	840,343	3,059,556

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas Group and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.
(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(6)	The revenues, gross profit, net loss, net loss per share, Adjusted EBITDA, and working capital were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

Management Business Overview and Outlook

Debt Reduction and Restructuring:

On March 20th 2025, the Company made a $10,000 payment to Glencore as part of a plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchi Wayra and Illapa operations. An additional payment of $7,500 was made in May 2025 and the Company expects to make bi-monthly payments until reaching a total of $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished.

Bolivian Operations:

Our Bolivian operations will continue to follow the 2025 mine plan which prioritizes accessing areas with higher silver grades. Operational efficiency will remain a core focus for our mining and milling activities. The strategy is anchored on two key pillars: optimizing mining costs and improving metal recovery rates in our processing plants. This dual approach is designed to enhance the quality of our concentrates while maintaining a sustainable balance between cost optimization and productivity.

Mexican Operations:

In 2025, the Zimapan operations will continue to leverage the 2024 capex investments increasing production and improving overall productivity. A key objective is to begin mining at Level 960, which has mineralized material which will generate higher silver head grades. Cost optimization initiatives will remain in place, with a continued focus on maintaining a balanced approach between production growth and operational efficiency. Process improvements have already yielded positive results over recent quarters, and management is committed to building on these gains. In addition to local operational improvements, the Company is focusing on generating synergies across its portfolio to enhance integration, streamline processes, and drive sustainable improvements in both output and financial performance.

Selected Quarterly Production Results

	2025-Q1	2024-Q4	2024-Q3	2024-Q2	2024-Q1	Change Q1 vs Q4	Change ‘25-Q1 vs ‘24-Q1
Material Processed (tonnes milled)
Bolivar (4)	62,356	69,411	70,271	72,151	72,802	(10%)	(14%)
Porco (4)	47,501	53,702	48,714	51,307	50,862	(12%)	(7%)
Caballo Blanco Group	51,648	60,776	58,374	83,661	72,462	(15%)	(29%)
San Lucas Group	86,695	92,369	96,160	83,900	69,221	(6%)	25%
Zimapan	223,573	216,883	217,741	209,736	205,402	3%	9%
Total	471,773	493,141	491,260	500,755	470,749	(4%)	0%
Silver Equivalent Produced (ounces) (1)
Bolivar (4)	786,299	920,614	905,862	904,204	899,355	(15%)	(13%)
Porco (4)	367,523	423,387	417,690	454,364	466,900	(13%)	(21%)
Caballo Blanco Group	659,208	798,976	646,605	832,229	740,895	(17%)	(11%)
San Lucas Group	858,514	992,949	1,052,528	1,026,334	878,182	(14%)	(2%)
Zimapan	1,016,585	961,401	1,010,529	949,233	891,056	6%	14%
Total	3,688,129	4,097,327	4,033,214	4,166,364	3,876,388	(10%)	(5%)
Silver Ounces Produced
Bolivar (4)	421,040	491,378	483,300	427,665	425,756	(14%)	(1%)
Porco (4)	120,537	145,585	171,972	151,258	176,436	(17%)	(32%)
Caballo Blanco Group	313,266	368,822	248,605	318,520	284,810	(15%)	10%
San Lucas Group	295,021	329,760	354,877	364,607	294,998	(11%)	0%
Zimapan	440,199	426,141	444,634	409,309	399,949	3%	10%
Total	1,590,063	1,761,686	1,703,388	1,671,359	1,581,949	(10%)	1%
Zinc Tonnes Produced
Bolivar (4)	3,983	4,611	4,553	5,168	5,063	(14%)	(21%)
Porco (4)	2,674	2,983	2,626	3,276	3,160	(10%)	(15%)
Caballo Blanco Group	3,549	4,455	4,117	5,331	4,703	(20%)	(25%)
San Lucas Group	6,015	7,089	7,525	7,150	6,279	(15%)	(4%)
Zimapan	4,498	4,219	4,322	4,127	3,642	7%	23%
Total	20,719	23,357	23,143	25,052	22,847	(11%)	(9%)
Lead Tonnes Produced
Bolivar (4)	201	327	305	300	395	(39%)	(49%)
Porco (4)	161	215	206	205	169	(25%)	(5%)
Caballo Blanco Group	486	549	515	641	611	(11%)	(20%)
San Lucas Group	481	554	493	450	427	(13%)	13%
Zimapan	1,389	1,287	1,508	1,312	1,351	8%	3%
Total	2,718	2,932	3,027	2,908	2,953	(7%)	(8%)
Copper Tonnes Produced
Zimapan	279	248	270	284	256	13%	9%
Total	279	248	270	284	256	13%	9%
Silver Equivalent Sold (payable ounces) (2)
Bolivar (4)	736,696	777,765	730,460	775,682	1,014,743	(5%)	(27%)
Porco (4)	353,708	345,675	410,617	365,176	419,231	2%	(16%)
Caballo Blanco Group	516,624	629,937	708,726	688,391	573,346	(18%)	(10%)
San Lucas Group	612,185	847,411	846,455	715,135	754,910	(28%)	(19%)
Zimapan	840,343	852,103	905,497	857,755	870,708	(1%)	(3%)
Total	3,059,556	3,452,891	3,601,755	3,402,139	3,632,938	(11%)	(16%)

Selected Quarterly Production Results (continued)

	2025-Q1	2024-Q4	2024-Q3(5)	2024-Q2(5)	2024-Q1(5)	Change ‘25-Q1 vs ‘24-Q4	Change ‘25-Q1 vs ‘24-Q1
Cash Cost of Production per Tonne (3)
Bolivar (4)	81.19	121.19	135.61	120.01	112.94	(33%)	(28%)
Porco (4)	69.14	97.39	119.35	114.53	92.96	(29%)	(26%)
Caballo Blanco Group (4)	56.27	76.15	107.55	96.27	113.94	(26%)	(51%)
San Lucas Group	101.64	234.29	200.18	134.50	156.51	(57%)	(35%)
Zimapan	64.75	57.80	61.59	65.57	57.60	12%	12%
Total	73.22	106.35	110.50	95.11	93.19	(31%)	(21%)
Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	13.50	18.65	20.41	18.90	17.43	(28%)	(23%)
Porco (4)	16.60	24.84	24.54	24.41	21.59	(33%)	(23%)
Caballo Blanco Group (4)	12.66	16.40	19.77	21.15	27.79	(23%)	(54%)
San Lucas Group	17.34	28.30	25.55	22.73	22.04	(39%)	(21%)
Zimapan	25.70	23.34	22.08	22.50	20.29	10%	27%
Total	17.84	22.38	22.38	21.66	21.19	(20%)	(16%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	16.79	22.17	26.75	18.64	19.51	(24%)	(14%)
Porco (4)	19.63	31.61	29.65	25.22	24.16	(38%)	(19%)
Caballo Blanco Group (4)	14.78	19.60	21.75	26.21	31.60	(25%)	(53%)
San Lucas Group	19.16	34.22	26.43	22.86	22.28	(44%)	(14%)
Zimapan	34.32	27.13	27.07	27.62	22.59	27%	52%
Total	22.34	27.83	27.40	24.91	24.27	(20%)	(8%)

Underground development (m)	10,135	11,167	10,933	10,434	9,436	(9%)	7%
Core Drilling (m)	3,179	3,204	4,166	5,949	4,311	(1%)	(26%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold in the Non-GAAP Measures section, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold and Average Realized Price per Ounce of Silver Equivalent Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(5)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or were related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the annual consolidated financial statements and note 5 of the interim consolidated financial statements for further details regarding the restatement.

Production

In Q1 2024, the Company processed 471,773 tonnes of ore, producing 3,688,129 silver equivalent ounces. This total includes 1,590,063 ounces of silver and 20,719 tonnes of zinc. Full Q1 2025 production results were released in a news release dated June 9, 2025.

Q1 2025 vs Q4 2024

In Q1 2025 ore processed was slightly lower than in Q4 2024, reflecting the typical seasonal slowdown, particularly across Bolivian operations, as well as scheduled mine sequencing and temporary constraints that modestly impacted throughput. Notably, Zimapan had a 3% increase in processed mineralized material, supported by sustained operational efficiency and continuous optimization efforts. Silver equivalent production was 10% lower, primarily due to reduced head grades and throughput. Silver output declined by 10%, while zinc production was 11% lower, consistent with the expected mine plan for the quarter. Despite these lower volumes, the Company remained focused on maximizing margins by prioritizing higher-silver-content zones. With temporary constraints now resolved and silver prices trending favorably, operations are well-positioned to deliver strong cash flow generation throughout the year.

Q1 2025 vs Q1 2024

In Q1 2025, consolidated operational performance remained stable year-over-year, with total tonnes processed virtually unchanged compared to Q1 2024. Silver equivalent production was 5% lower, reflecting the impact of temporary operational constraints and expected ore body variability at certain Bolivian operations. Despite these factors, silver output remained flat, supported by higher silver head grades at key operations and improved metallurgical recoveries, particularly at the Caballo Blanco Group. Zinc production decreased by 9%, primarily due to lower throughput and head grades at Porco and Caballo Blanco, partially offset by strong results at Zimapan, where zinc output rose 23% year-over-year. Zimapan also led overall growth, increasing material processed by 9% and silver equivalent production by 14%, highlighting its operational improvements, as we develop and prepare level 960 now with all required underground equipment at site. The strategic reorganization of the Caballo Blanco and San Lucas, particularly the reallocation of Reserva mine’s output, also contributed to improved metallurgical efficiency and stable margins. These results highlight the flexibility provided by the Company’s diversified asset base and its focus on maximizing recoveries.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

Starting January 1, 2025, Bolivian operations adopted a new exchange rate methodology supported by IAS 21, replacing the fixed official rate (6.96 BOB/USD) with a market-based spot rate (average 12.20 BOB/USD) obtained from banks. Under IAS 21, entities should estimate a spot rate at which an orderly exchange transaction would take place between market participants under prevailing economic conditions. Recording BOB denominated transactions in USD using the market-based rate, provides a more accurate representation of the economic reality of the underlying transactions.

Q1 2025 vs Q4 2024

Costs improved notably in Q1 2025 when compared to Q4 2024, with consolidated cash cost and AISC per silver equivalent ounce sold decreasing to $17.84 and $22.34, respectively, from $22.38 and $27.83. This improvement was mainly driven by the Bolivian operations (Bolívar, Porco, Caballo Blanco, and San Lucas) which reported significant reductions across all cost metrics. Caballo Blanco Group saw the most considerable improvements. In contrast, Zimapan’s AISC increased from $27.13 to $34.32/oz, as a significant portion of its annual capital budget was deployed during Q1 to accelerate key investments aimed at increasing future production at Carrizal mine level 960.

Q1 2025 vs Q1 2024

Compared to Q1 2024, there were substantial cost improvements during Q1 2025. Consolidated cash cost decreased from $21.19 to $17.84/oz, and AISC from $24.27 to $22.34/oz. The most notable improvements came from Caballo Blanco, where AISC dropped significantly due to better metallurgical performance as a consequence of achieving improvements and efficiencies at underground and milling operations. Zimapan, however, recorded an increase in AISC to $34.32/oz (from $22.59), as a substantial portion of its budgeted CAPEX was executed in Q1 to bring forward investments that support higher production in upcoming quarters at Carrizal mine at level 960.

Bolivar Mine Operating Results

Bolivar Production Table (3)	2025-Q1	2024-Q4	Change Q1 vs Q4	2025-Q1	2024-Q1	Change ‘25-Q1 vs ‘24-Q1
Material Processed (tonnes milled)	62,356	69,411	(10%)	62,356	72,802	(14%)
Silver Equivalent Produced (ounces) (1)	786,299	920,614	(15%)	786,299	899,355	(13%)
Silver Equivalent Sold (payable ounces) (2)	736,696	777,765	(5%)	736,696	1,014,743	(27%)

Production
Silver (ounces)	421,040	491,378	(14%)	421,040	425,756	(1%)
Zinc (tonnes)	3,983	4,611	(14%)	3,983	5,063	(21%)
Lead (tonnes)	201	327	(39%)	201	395	(49%)

Average Grade
Silver (g/t)	237	236	0%	237	199	19%
Zinc (%)	7.00	7.19	(3%)	7.00	7.68	(9%)
Lead (%)	0.47	0.64	(27%)	0.47	0.74	(36%)

Metal Recovery
Silver (%)	89	93	(4%)	89	91	(2%)
Zinc (%)	91	92	(1%)	91	91	0%
Lead (%)	68	74	(8%)	68	74	(8%)

Cash Cost of Production per Tonne ($/t) (4)	81.19	121.19	(33%)	81.19	112.94	(28%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	13.50	18.65	(28%)	13.50	17.43	(23%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	16.79	22.17	(24%)	16.79	19.51	(14%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Bolivar Mine has been active for more than 200 years. The current mine complex consists of an underground mine, 1,100 t/d milling facility, tailings storage facility, maintenance workshop, shaft-winder, water treatment plants, supplies warehouse, main office, hospital, and camp.

The Bolivar mine operates in two main areas: the Central Zone, an extension of the original ore deposit that runs deeper, and the Rosario Zone, a parallel area with its own separate entrance.

Currently the mine is producing about 21,000 tonnes of ore per month, and 840 meters of combined primary and secondary development each month. At the same time, ore from the San Lucas feed sourcing business is providing production flexibility and allowing the mill to operate efficiently.

The Bolívar mill has operated continuously since 1993, receiving feed from two main sources: the Bolívar Mine, which supplies approximately 70%, and toll feed sourced through the San Lucas feed sourcing business, contributing the remaining 30%. The mill processes each feed type separately, enabling precise analysis and reporting for each. Different reagent strategies are applied to each source due to the presence of pyrrhotite in the San Lucas feed, which is generally absent in the Bolívar mine feed.

Q1 2025 vs Q4 2024

Compared to Q4 2024, Bolívar processed 10% less ore in Q1 2025, reflecting the typical seasonality of first-quarter operations and temporary operational constraints that have been resolved. Silver equivalent production decreased by 15%, slightly more than the reduction in ore processed. Silver output declined 14%, primarily due to an 8% drop in recoveries, while head grades remained stable. Zinc production was down 14%, consistent with marginal decreases in head grades (-3%) and recoveries (-1%).

Q1 2025 vs Q1 2024

In Q1 2025, Bolívar processed 14% less ore compared to Q1 2024, primarily due to temporary operational constraints that reduced the number of available shifts. Silver equivalent production declined by 13%, in line with the lower throughput tonnage. Silver production remained stable (-1%), supported by a 19% increase in silver head grades, which offset a slight decline in recoveries (-3%). The head grades processed during the quarter are consistent with the mineralization profile anticipated in the mine plan. Zinc production decreased 21%, resulting from a 9% decline in head grades, while recoveries held steady (+1%).

Porco Mine Operating Results

Porco Production Table (3)	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-Q1	2024-Q1	Change ‘25-Q1 vs ‘24-Q1
Material Processed (tonnes milled)	47,501	53,702	(12%)	47,501	50,862	(7%)
Silver Equivalent Produced (ounces) (1)	367,523	423,387	(13%)	367,523	466,900	(21%)
Silver Equivalent Sold (payable ounces) (2)	353,708	345,675	2%	353,708	419,231	(16%)

Production
Silver (ounces)	120,537	145,585	(17%)	120,537	176,436	(32%)
Zinc (tonnes)	2,674	2,983	(10%)	2,674	3,160	(15%)
Lead (tonnes)	161	215	(25%)	161	169	(5%)

Average Grade
Silver (g/t)	98	102	(4%)	98	130	(25%)
Zinc (%)	5.99	5.89	2%	5.99	6.72	(11%)
Lead (%)	0.46	0.51	(10%)	0.46	0.46	0%

Metal Recovery
Silver (%)	81	82	(1%)	81	83	(2%)
Zinc (%)	94	94	0%	94	92	2%
Lead (%)	73	78	(6%)	73	72	1%

Cash Cost of Production per Tonne ($/t) (4)	69.14	97.39	(29%)	69.14	92.96	(26%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	16.60	24.84	(33%)	16.60	21.59	(23%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	19.63	31.61	(38%)	19.63	24.16	(19%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

The Porco Mine has been in operation for nearly 500 years. The complex consists of an underground mine, milling facility, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp.

The mine produces approximately 17,000 tonnes of ore, and on average realizes 600 meters of total development per month. The mine is comprised of two production areas. Hundimiento uses long hole mechanized mining methods to exploit the deeper extension of the primary vein complex, and the Central zone which is conventionally mined using more selective shrinkage stoping.

The milling facility is sourced by the mine feed (approximately 60%), and the toll feed from the San Lucas feed sourcing business (40%).

Q1 2025 vs Q4 2024

Porco processed 12% less ore in Q1 2025 compared to Q4 2024, consistent with the seasonal production pattern typical of first quarters. Silver equivalent production decreased by 13%, in line with the reduction in tonnes processed. Silver output was down 17%, resulting from a 5% decrease in silver head grade and a 2% drop in recovery. Zinc production fell 10%, with a 2% increase in head grade offset by stable recovery. These results reflect the scheduled mining sequence and expected ore characteristics for the quarter.

Q1 2025 vs Q1 2024

Ore processed at Porco declined by 7% versus Q1 2024 due to temporary equipment availability issues, which have been fully resolved. Silver equivalent production fell 21%, driven by lower head grades from the zones mined during the period. Silver output dropped 32%, caused by a 25% decrease in silver head grades and a 3% reduction in recoveries. Zinc production declined 15%, due to an 11% drop in head grades, while recoveries improved by 2%. The temporary decrease in head grades are within expectations because of the ore body characteristics and are in line with the mine plan.

Caballo Blanco Group Operating Results

Caballo Blanco Group Production Table	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-Q1	2024-Q1	Change ‘25-Q1 vs ‘24-Q1
Material Processed (tonnes milled)	51,648	60,776	(15%)	51,648	72,462	(29%)
Silver Equivalent Produced (ounces) (1)	659,208	798,976	(17%)	659,208	740,895	(11%)
Silver Equivalent Sold (payable ounces) (2)	516,624	629,937	(18%)	516,624	573,347	(10%)

Production
Silver (ounces)	313,266	368,822	(15%)	313,266	284,810	10%
Zinc (tonnes)	3,549	4,455	(20%)	3,549	4,702	(25%)
Lead (tonnes)	486	549	(11%)	486	611	(20%)

Average Grade
Silver (g/t)	202	205	(1%)	202	136	49%
Zinc (%)	7.28	7.84	(7%)	7.28	7.04	3%
Lead (%)	1.15	1.17	(2%)	1.15	1.10	5%

Metal Recovery
Silver (%)	93	92	1%	93	90	3%
Zinc (%)	94	93	1%	94	92	2%
Lead (%)	82	77	6%	82	76	8%

Cash Cost of Production per Tonne ($/t) (3)	56.27	76.15	(26%)	56.27	113.94	(51%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	12.66	16.40	(23%)	12.66	27.79	(54%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	14.78	19.60	(25%)	14.78	31.60	(53%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

Following a thorough examination of the Don Diego milling facility processing performance, Caballo Blanco Group made a strategic adjustment in Q3 to improve metal recovery and concentrate value. Previously, the milling facility handled ore from three mines: Colquechaquita, Tres Amigos, and Reserva. A recent evaluation revealed that processing a blend of ores exclusively from Colquechaquita and Tres Amigos at Don Diego significantly improved silver recovery in the lead concentrate. This enhancement adds greater value to the lead concentrate and generates additional revenue for the Company. The process modification is consistent with our goal of enhancing efficiencies by improving metal recoveries and concentrate value.

Ore from the Reserva mine will now be processed and blended with ore from the San Lucas ore sourcing business to improve overall operating efficiency. The initial results of this adjustment reveal significant gains in silver in lead concentrate recovery, prompting management to adopt this new processing approach as the standard going forward. This revised operational framework will help both Caballo Blanco and San Lucas achieve more consistent recovery performance and maximize the value of its mineral resources.

Q1 2025 vs Q4 2024

Compared to Q4 2024, Caballo Blanco processed 15% less ore in Q1 2025, in line with the seasonal production plan of the first quarter. Silver equivalent production declined by 17%, aligned with the decrease in throughput. Silver output decreased 15%, driven by a 2% drop in head grades, while recoveries improved slightly (+1%). Zinc production decreased by 20%, driven by a 7% reduction in head grades with stable recoveries. The results are consistent with the mine plan and reflect a continued focus to reach zones with higher silver content.

Q1 2025 vs Q1 2024

In 2024 Caballo Blanco’s operations underwent a strategic reorganization to optimize metallurgical performance, in particular silver recoveries. As part of the reorganization, the Reserva mine’s ore is now mixed with ore sourced from the San Lucas trading business. Because all of Reserva’s output is fed to the San Lucas ore trading business, the Reserva mine’s production results are now reported as part of the San Lucas Group instead of the Caballo Blanco Group. Starting Q3 2024, Caballo Blanco results no longer include Reserva’s output and include only the output from its two core mines (Colquechaquita and Tres Amigos). As a result of the reorganization, ore processed in Q1 2025 decreased by 29% compared to Q1 2024. However, silver equivalent production declined by only 11%, reflecting a significant improvement in metal output per tonne. Silver production decreased by 15%, which was offset by a 49% increase in silver head grades and a 4% improvement in recoveries, both of which underscore the effectiveness of the new mine plan. Zinc production declined by 25%, primarily due to less ore throughput and a 3% decrease in head grades, while recoveries improved by 3%. The results demonstrate the positive impact of the Company’s strategic shift in enhancing operations and metallurgical outcomes.

San Lucas Group Operating Results

San Lucas Group Production Table	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-Q1	2024-Q1	Change ‘25-Q1 vs ‘24-Q1
Material Processed (tonnes milled)	86,695	92,369	(6%)	86,695	69,221	25%
Silver Equivalent Produced (ounces) (1)	858,514	992,949	(14%)	858,514	878,182	(2%)
Silver Equivalent Sold (payable ounces) (2)	612,185	847,411	(28%)	612,185	754,910	(19%)

Production
Silver (ounces)	295,021	329,760	(11%)	295,021	294,998	0%
Zinc (tonnes)	6,015	7,089	(15%)	6,015	6,279	(4%)
Lead (tonnes)	481	554	(13%)	481	427	13%

Average Grade
Silver (g/t)	123	133	(8%)	123	159	(23%)
Zinc (%)	7.65	8.47	(10%)	7.65	9.90	(23%)
Lead (%)	0.84	0.93	(10%)	0.84	0.96	(13%)

Metal Recovery
Silver (%)	86	83	4%	86	83	4%
Zinc (%)	91	91	0%	91	92	(1%)
Lead (%)	66	64	3%	66	64	3%

Cash Cost of Production per Tonne ($/t) (3)	101.64	234.29	(57%)	101.64	156.51	(35%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	17.34	28.30	(39%)	17.34	22.04	(21%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	19.16	34.22	(44%)	19.16	22.28	(14%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The San Lucas feed sourcing business utilizes the excess production capacity of each of the milling facilities in Bolivia to produce concentrate. Feed is sourced from independent organized mining groups with whom San Lucas has negotiated agreements outlining methodology for valuation and purchase as well as validating the source of the feed and methods used in extraction. Once the ore material is sampled and the purchase is finalized, it is blended and processed. Starting from Q3 2024, the operating results of the Reserva mine are included in the San Lucas results because all ore produced by the Reserva mine is sold to the San Lucas feed sourcing business to achieve optimal recoveries.

Generally, the ore from the San Lucas feed sourcing business is campaigned through each milling facility and kept separate from mine feeds. Across the three milling facilities, the approximate distribution used by San Lucas to process third-party ore is 44% at Porco, 22% at Don Diego, and 34% at Bolívar. The feed volume and grade are variable and challenging to forecast; however, the consistent and fair business structure offered by our San Lucas feed sourcing business appeals to local miners. By working with a medium- to long-term perspective, we enhance the consistency of the ore, and additional agreements are currently being negotiated to increase feed sourced.

Q1 2025 vs Q4 2024

The San Lucas ore sourcing and trading business operates under a margin-based business model that maintains contribution margins by aligning ore purchase costs with its metallurgical content. In Q1 2025, the operation processed 6% less material than in Q4 2024, reflecting the typical seasonal pattern and normal variations in third-party ore supply. Silver equivalent production decreased by 14%, mainly due to an 8% decline in head grades. Silver output was down 11%, with a 3% improvement in recoveries helping to offset part of the impact. Zinc production fell 15%, driven by a 10% reduction in head grades, while recoveries remained steady. San Lucas continues to play a strategic role in maintaining high mill utilization and stable margins through its flexible and responsive sourcing strategy.

Q1 2025 YTD vs Q1 2024 YTD

San Lucas operates under a margin-based business model, whereby lower ore grades are balanced by lower ore purchase costs, ensuring stable contribution margins. In Q1 2025, tonnes processed increased by 25% compared to Q1 2024, driven by the integration of ore from the Reserva mine. Despite a 23% decline in silver head grades, silver output remained stable (-0%), supported by a 3% improvement in recoveries and optimized blending. Silver equivalent production declined marginally by 2%. Zinc output was down 4%, mainly due to a 23% reduction in head grades, while recoveries were unchanged (-1%).

Zimapan Mine

Zimapan Production Table	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-Q1	2024-Q1	Change ‘25-Q1 vs ‘24-Q1
Material Processed (tonnes milled)	223,573	216,883	3%	223,573	205,402	9%
Silver Equivalent Produced (ounces) (1)	1,016,585	961,401	6%	1,016,585	891,056	14%
Silver Equivalent Sold (payable ounces) (2)	840,343	852,103	(1%)	840,343	870,708	(3%)

Production
Silver (ounces)	440,199	426,141	3%	440,199	399,949	10%
Zinc (tonnes)	4,498	4,219	7%	4,498	3,642	23%
Lead (tonnes)	1,389	1,287	8%	1,389	1,351	3%
Copper (tonnes)	279	248	13%	279	256	9%

Average Grade
Silver (g/t)	80	82	(2%)	80	82	(2%)
Zinc (%)	2.56	2.50	2%	2.56	2.29	12%
Lead (%)	0.72	0.69	4%	0.72	0.83	(13%)
Copper (%)	0.26	0.28	(7%)	0.26	0.29	(10%)

Metal Recovery
Silver (%)	77	74	4%	77	74	4%
Zinc (%)	79	78	1%	79	77	3%
Lead (%)	86	86	0%	86	79	9%
Copper (%)	48	41	17%	48	43	12%

Cash Cost of Production per Tonne ($/t) (3)	64.75	57.80	12%	64.75	57.60	12%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	25.70	23.34	10%	25.70	20.29	27%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	34.32	27.13	27%	34.32	22.59	52%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from Zimapan in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Zimapan operation produces feed from the Carrizal and Monte mines, which are connected by a 7.4-kilometre underground access and haulage tunnel which terminates at the San Francisco process plant. Mining methods used include long hole and cut and fill stoping. The plant processes about 72,000 tonnes per month and produces three concentrates using differential flotation. Tailings Storage Facility and other support facilities are located adjacent and downstream of the plant location.

Q1 2025 vs Q4 2024

Compared to Q4 2024, Zimapan processed 3% more mineralized material and increased silver equivalent production by 6%, reflecting sustained processing efficiency. Silver production rose by 3%, supported by a 3% increase in recoveries, while silver head grades declined slightly (-3%). Zinc output grew by 7%, driven by a 2% increase in head grades and a 1% improvement in recoveries. These quarter-over-quarter improvements demonstrate the operation’s consistency and capacity to deliver incremental growth through continuous optimization.

Q1 2025 YTD vs Q1 2024 YTD

Zimapan delivered a strong first quarter, with mineralized material processed increasing by 9% year-over-year, which resulted in a 14% increase in silver equivalent production. Silver output rose by 10%, despite a 3% decline in head grades, supported by a 4% improvement in recoveries. Zinc production increased by 23%, driven by a 12% rise in head grades and a 2% gain in recoveries. These results reflect the successful execution of mine planning and a consistent processing environment, with head grades aligned with scheduled stopes.

Other Properties

Soracaya is an approximately eight-hectare exploration asset located approximately 200 km south south-west of Potosi and 4.4 km from the San Vincente mine (owned by Pan American Silver). Verification of the resource to NI 43-101 standards is currently in progress as well as some claim maintenance work underground.

Qualified Person and Technical Disclosures

All scientific and technical disclosure contained in this MD&A was reviewed and approved by Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

Production at the Zimapan Mine is not supported by a feasibility study on mineral reserves demonstrating economic or technical viability or any other independent economic study under NI 43-101. Accordingly, there is increased uncertainty and higher economic and technical risks of failure associated with production operations at the Zimapan Mine. Production and economic variables may vary considerably due to the absence of a complete and detailed site analysis according to and in accordance with NI 43- 101. Project failure may adversely impact the Company’s future profitability.

Overview of Financial Results

Quarters ended March 31, 2025 and 2024

	2025 Q1	2024 Q1 Restated (1)	Change ‘25 Q1 vs ‘24 Q1

Revenues	70,314	52,589	34%

Mine operating costs
Cost of sales	(37,878)	(48,964)	(23%)
Depletion, depreciation and amortization	(4,577)	(3,226)	42%
Gross profit	27,859	399	6882%

General and administrative expenses	(4,920)	(4,935)	0%
Share-based compensation expense	(159)	(11)	1345%
Operating income	22,780	(4,547)	(601%)

Gain on adjustment to consideration payable	-	133,255	(100%)
Finance costs	143	(788)	118%
Foreign exchange gain	6,234	6,838	(9%)
Income before tax	29,157	134,758	(78%)

Income tax expense	(19,706)	(2,099)	839%
Net income for the period	9,451	132,659	(93%)

Other comprehensive income that may be reclassified subsequently to net income or loss:
Currency translation differences	322	504	(36%)
Comprehensive income for the period	9,773	133,163	(93%)

Net income per share:
Basic	0.03	0.38
Diluted	0.03	0.38

Weighted average number of common shares:
Basic	355,855,538	350,991,138
Diluted	355,855,538	351,964,018

(1)	The financial results were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

Revenues for the quarter ended March 31, 2025, were $70,314, an increase of $17,725 as compared to Q1 2024. The increase is primarily due to an increase in the average realized price of silver from $23.35 in Q1 2024 to $31.88 in Q1 2025.

Cost of sales for the quarter ended Mach 31, 2025, was $37,878, a decrease of $11,086 compared to Q1 2024. The large decrease is due the change in using the bank rate instead of the official exchange rate to record transactions which commenced in Q1 2025. The gain from the change in exchange rate was offset by increases of ore purchase costs in the San Lucas Group, as a result of higher commodity prices during the current quarter. The San Lucas Group’s ore purchase costs are subject to variability to maintain its profitability contribution to the Company. Increased labour costs, mine and plant maintenance costs, mine contractor fee and ore and concentrate purchase costs at other sites, were offset by decrease in costs caused by the reduction in exchange rate.

Depreciation, depletion and amortization for the quarter ended March 31, 2025, was $4,577, an increase of $1,351 compared with Q1 2024, the increase is due to higher depreciation expense as determined by the units of production depreciation method. Depreciation expense increased by the significant capital expenditures made in 2024 which are now being depreciated in 2025.

Gross profit for the quarter ended March 31, 2025, was $27,859, an increase of $27,460 compared with Q1 2024, due to the variances described above.

General and administrative expenses for the quarter ended March 31, 2025, were $4,920, which have remained stable decreasing by only $15 compared to Q1 2024. The decrease is due to change in exchange rate which decreased Salaries and benefits costs considerably. The reduction caused by the change in the FX rate was partially offset by increases in corporate administration and salaries and benefits as a result of continuing cost improvement initiatives.

Finance income for the quarter ended March 31, 2025, was $143 compared to an expense of $800. The shift in finance costs to income was due to the elimination of accretion on consideration payable which was no longer applicable after the term sheet eliminated most of the consideration payable balance in Q1 2024. Other income increased due to the Company earning more interest income on its significant cash holdings.

Foreign exchange gain for the quarter ended March 31, 2025, was $6,234 having decreased by $604 from $6,838 in Q1 2024. The decrease is due to changing the exchange rate that is being used to record transactions denominated in Bolivian Bolivianos by using the bank rate instead of the official rate. The decrease was partially offset by the revaluation of monetary items on the balance sheet that was higher than usual due to the change in the exchange rate.

Income tax expense for the quarter ended March 31, 2025, was $19,706 having increased by $17,607 from $2,099 in Q1 2024. The significant increase is due to a large deferred income tax expense caused by changing the exchange rate that is being used to record transactions denominated in Bolivian Bolivianos by using the bank rate instead of the official rate. When the bank rate was used it resulted in a decrease in the tax values of mineral properties, plant and equipment while the book values remained unchanged because they are translated at the historical exchange rate. The difference in the book and tax values generated a significant one-time deferred income tax expense and a deferred tax liability that will be unwound over the useful lives of the assets.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

	2025	2024				2023 Restated (2)
	Q1	Q4	Q3 (2)	Q2 (2)	Q1 (2)	Q4	Q3	Q2
Revenues	70,314	81,669	78,244	70,485	52,589	57,616	64,408	63,854
Mine operating costs	42,455	56,419	62,523	54,629	52,190	50,369	58,837	60,363
Gross profit	27,859	25,250	15,721	15,856	399	(15,385)	5,571	3,491
Operating expenses	(5,079)	(6,068)	(6,592)	(6,806)	(4,946)	(4,698)	(7,757)	(7,218)
Net income	9,451	21,067	9,310	1,449	132,659	490	(5,102)	(2,115)
Net income per share – basic and diluted (1)	0.03	0.06	0.03	0.00	0.38	0.00	(0.01)	(0.01)

(1)	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants for all quarters.
(2)	The financial results were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

The Company’s quarterly results vary based on the silver equivalent ounces sold per period together with the average realized silver price for the period. In Q1 2024 the Company recorded a one-time gain on adjustment to consideration payable of $133,255 after entering into the Term Sheet with Glencore.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

As at March 31, 2025, the Company had cash and cash equivalents of $32,527 (December 31, 2024 - $35,721). The Company’s cash and cash equivalents are not exposed to liquidity risk and there is no restriction on the ability of the Company to use these funds to meet its obligations.

For the three months ended March 31, 2025, the Company reported net income of $9,451 (three months ended March 31, 2024 - net income of $132,659). As at March 31, 2025, the Company had working capital of $51,733 (December 31, 2024 - working capital of $46,296).

The Company has a consideration payable balance outstanding for the acquisition of the Sinchi Wayra and Illapa operations which occurred in 2022. The consideration payable consists of a base purchase price obligation and contingent value rights (“CVR”) obligation.

The base purchase price obligation consists of the Company paying up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The Company can exercise an option to accelerate the payment of the outstanding balance of the Base Purchase Price in full at any time. Such prepayment amount will be $40,000 if exercised prior to November 1, 2025 and shall decrease by $2,000 for each annual instalment of $10,000 that has been paid by the Company (the “Acceleration Option”).

On March 20th 2025, the Company made a $10,000 payment to Glencore as part of a plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchi Wayra and Illapa operations. An additional payment of $7,500 was made in May 2025 and the Company expects to make bi-monthly payments of $7,500 commencing in May 2025 until reaching a total of $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished.

The CVR has not resulted in any payments to date because the price of zinc has not reached the levels that would trigger a payment (greater than $3,850 per tonne).

At March 31, 2025, the Company has non-current loans payable of $2,765 (December 31, 2024 - $3,137), and non-current consideration payable to Glencore of $36,728 (December 31, 2024 - $34,783). In addition, the Company has an accumulated deficit of $6,556 (December 31, 2024 – $16,007) and shareholders’ equity of $141,279 (December 31, 2024 - $131,347).

	Quarter ended March 31,
	2025	2024 (1)
Cash flow
Cash generated by operating activities	6,289	2,628
Cash (used by) provided by investing activities	(16,845)	(1,872)
Cash (used by) provided by financing activities	7,366	(1,106)
Decrease in cash and cash equivalents	(3,190)	(350)
Effect of exchange rate on cash and cash equivalents held in foreign currencies	(4)	(562)
Cash and cash equivalents, beginning of the year	35,721	4,947
Cash and cash equivalents, end of the year	32,527	4,35

(1)	The cash generated by operating activities and used by investing and financing activities were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

The Company’s cash flows from operating, investing, and financing activities during the three months ended March 31, 2025, are summarized as follows:

Cash generated by operating activities of $6,289, primarily due to:

●	$13,908 in cash flows from operating activities before movements in working capital items; and,
●	$7,619 net decrease in non-cash working capital items during the period.

Cash used by investing activities of $16,845, primarily related to:

●	$7,275 spent on expenditures on mineral properties, plant and equipment;
●	$430 proceeds from disposition of mineral properties, plant and equipment; and,
●	$10,000 payment on the consideration payable balance for the acquisition of Sinchi Wayra.

Cash used by financing activities of $7,366, consists of:

●	$7,366 net repayment on loans payable and lease liability payments.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility. The Company is fully compliant with all financial covenants stipulated in the agreement.

Off-balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Transactions with Related Parties

During the three months ended March 31, 2025 and 2024, the Company incurred the following charges for directors, officers, and other members of key management of the Company, as well as for companies controlled by directors and officers of the Company:

	Three months ended March 31,
	2025	2024
Management and consulting fees	682	542
Share-based compensation	149	11
	831	553

Of the $682 in management and consulting fees incurred with related parties during the three months ended March 31, 2025, $56 (2024 - $27) was related to directors’ fees and $626 (2024 - $515) was related to management fees.

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Other than the amounts disclosed above, there was no other compensation paid or payable to key management for employee services for the reported periods.

Subsequent Events

On May 6, 2025 the Company made a second payment of $7,500 to Glencore as part of its plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchi Wayra and Illapa operations. The first payment of $10,000 was made on March 20, 2025. The Company will continue to make bi-monthly payments of $7,500 commencing in May 2025 until reaching a total of $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished. Refer to note 10 of the interim consolidated financial statements for further information.

Material Accounting Estimates and Judgments

The Company’s critical accounting judgements and estimates have been consistently applied with those presented in Note 5 of the audited annual consolidated financial statements for the years ended December 31, 2024, and 2023 and are supplemented by the changes described below:

Determination of Exchange rate for Bolivian operations

The Sinchi Wayra and Illapa operations are located in Bolivia, sales revenue from the Bolivian operations is denominated and settled in US Dollars but most operating expenses are denominated in Bolivian Bolivianos (BOB). The functional currency of the Bolivian subsidiaries is United States dollars and has not changed since acquisition. Since the operations were acquired in 2022 the Company has used the official exchange rate published by the Central Bank of Bolivia to record all transactions denominated in BOB, this exchange rate has been fixed at 6.96 BOL/USD since 2009.

Until late 2023 and throughout 2024 the exchange rates quoted by banks to buy BOB with US Dollars was generally in line with the official exchange rate and varied only by several basis points. The spread between the official exchange rate and the actual bank rates used to acquire BOB has widened progressively and is no longer a temporary situation. Management expects that the spread will continue due to macroeconomic fundamentals. Recording BOB denominated expenses at the official exchange rate is no longer appropriate and to better present the economic substance of BOB denominated transactions, management will change its approach by using a spot rate that is in line with the Bank rates.

As defined in IAS 21 – The effects of changes in foreign exchange rates, the BOB is exchangeable, however because there is no availability of the currency at the official exchange rate it is more appropriate determine the spot rate that is the actual exchange rate that is being used to purchase BOB. Management has applied an estimation technique to determine the spot exchange rate used for translating transactions denominated in BOB. This estimated rate is based on the average of weekly quotations obtained from commercial banks which reflects the rate at which an orderly exchange transaction takes place at the measurement date between market participants under the prevailing economic conditions.

Commencing January 1, 2025 transactions denominated in BOB have been recorded using a spot rate determined by an estimation technique instead of the official rate which provides a more accurate representation of the current economic conditions. The official fixed rate of 6.96 BOB/USD has been used to record transactions denominated in BOB since the acquisition of the Bolivian operations, starting Q1 2025 the average rate determined by using the valuation technique was 12.20 BOB/USD. All monetary assets and liabilities outstanding as at March 31, 2025 have been revalued using the spot rate of 13.55 BOB/USD.

Accounting Policies Including Changes in Accounting Policies and Initial Adoption

The Company’s material accounting policies have been consistently applied with those presented in Note 4 of the audited annual consolidated financial statements for the years ended December 31, 2024, and 2023.

Financial Instruments and Other Instruments

March 31, 2025	Amortized cost	FVTPL	Total
	$	$	$
Financial assets
Cash and cash equivalents	32,527	-	32,527
Trade and other receivables	13,490	17,796	31,286
	46,017	17,796	63,813
Financial liabilities
Trade payables and accrued liabilities	35,312	-	35,312
Consideration payable	26,929	9,799	36,728
Loans payable	19,817	-	19,817
Other liabilities	23,706	-	23,706
	105,764	9,799	115,563

December 31, 2024	Amortized cost	FVTPL	Total
Financial assets
Cash and cash equivalents	35,721	-	35,721
Trade and other receivables	24,462	17,402	41,864
	60,183	17,402	77,585
Financial liabilities
Trade payables and accrued liabilities	47,389	-	47,389
Consideration payable	34,625	10,158	44,783
Loans payable	19,569	-	19,569
Other liabilities	38,578	-	38,578
	140,161	10,158	150,319

(1)	The Trade and other receivables, trade payables and accrued liabilities and other liabilities amounts were restated as a result of corrections made to the 2023 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities;
●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: Inputs for the asset or liability based on unobservable market data.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	March 31, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Trade and other receivables	-	17,796	-	-	17,402	-
	-	17,796	-	-	17,402	-

Liabilities
Consideration payable	-	-	9,799	-	-	10,158
	-	-	9,799	-	-	10,158

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that as at December 31, 2023.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc and lead concentrates produced by all of the Company’s mines and the San Lucas trading business. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2025, the Company had receivable balances associated with buyers of its concentrates of $17,796 (December 31, 2024 - $17,402). The Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	March 31, 2025	December 31, 2024
	$	$
Cash and cash equivalents	32,527	35,721
Trade and other receivables	31,286	41,864
Prepaid expenses and deposits	4,634	5,656

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	30,390	4,422	-	-	35,312
Consideration payable - base purchase price(1)	-	10,000	40,000	20,000	70,000
Consideration payable - CVR & additional payments	522	2,058	6,599	4,154	13,333
Loans payable	17,051	2,767	-	-	19,818
Lease payments	2,852	159	-	-	3,011
	51,315	19,406	46,599	24,154	141,474

(1) The Base Purchase Price, as disclosed in Note 10(a), includes an acceleration option that enables the Company to repay less than the contractually committed amounts as presented in the table above. The Company continues to monitor its liquidity position and will determine prior to November 1, 2025 whether it will exercise the first acceleration option available to the Company.

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the US dollar and the Mexican peso and the US dollar and the Canadian dollar, respectively, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $113, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $24, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately $(13).

The Company’s financial assets and liabilities as at March 31, 2025 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	104	10,069	21,948	406	32,527
Trade and other receivables	30	15,528	17,605	123	31,286
	134	23,597	39,553	529	63,813

Financial liabilities
Trade payables and accrued liabilities	670	28,043	3,561	3,038	35,312
Consideration payable	-	-	36,728	-	36,728
Loans payable	-	16,250	3,567	-	19,817
Other liabilities	-	7,516	2,477	13,713	23,706
	670	51,809	46,333	16,751	115,563
Net financial assets (liabilities)	(536)	(28,212)	(6,780)	(16,222)	(51,750)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at March 31, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at March 31, 2025, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $227.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

Outstanding Share Data

As at the date of this report, the Company has 355,855,538 common shares issued and outstanding, 14,300,000 common shares issuable under stock options, 825,000 common shares issuable under restricted share units, 1,000,000 common shares issuable under performance share units, 675,000 common shares issuable under deferred share units.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about the timely disclosure of that information.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The restatements of prior period financial statements reflect the company’s efforts to ensure the accuracy of its financial reporting. These restatements resulted from identified deficiencies in internal controls over financial reporting. In response, the company has undertaken measures to strengthen its internal control environment, including the hiring of additional staff at its corporate location, improvements to the process of the preparation of the consolidated financial statements and haven taken actions to improve the coordination between the Corporate accounting function and the site accounting teams and continues to monitor and improve its controls to prevent similar issues in the future. The company remains committed to maintaining effective internal controls and transparency in its financial disclosures.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures throughout this MD&A, including Cash Cost per Silver Equivalent Ounce Sold, Cash Cost of Production per Tonne, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA each as defined in this section.

These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The non-GAAP measures of cash cost per silver equivalent ounce sold and cash cost of production per tonne are used by the Company to manage and evaluate operating performance at respective mining operations and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. Cash costs are calculated based on the cash operating costs at the respective mining operations and, in the case of cash cost per silver equivalent ounce sold, also include the third party concentrate treatment, smelting and refining cost.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce produced and cash cost of production per tonne are two of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low cash cost of production per tonne, when taken in connection with effective management of mining dilution, will improve the cash cost per silver equivalent ounce produced. Having a low-cost base per silver equivalent ounce of production allows the Company to continue operating during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, low-cost operations offer a better opportunity to generate positive cash-flows, which improves the Company’s financial condition.

The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and are relevant metrics used to understand the Company’s operating profitability and ability to generate cash-flow.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides a detailed reconciliation between the cash cost of production per tonne, cash cost per silver equivalent ounce sold, and the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in September 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its mining operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, sustaining share-based payments (if any), and reclamation cost accretion. AISC for Bolivia Consolidated and Zimapan do not include certain corporate and non-cash items such as corporate general and administrative expense and sustaining share-based payments.

The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our interim consolidated financial statements.

	Three Months Ended March 31, 2025
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	8,010	4,865	5,046	10,048	16,807	-	44,776
Transportation and other selling cost	(1,712)	(1,066)	(1,582)	(1,290)	(1,104)	-	(6,754)
Royalty	(772)	(359)	(729)	(310)	(109)	-	(2,279)
Inventory change	(463)	(156)	171	364	(1,117)	-	(1,201)
Cash Cost of Production (A)	5,063	3,284	2,906	8,812	14,476	-	34,541
Cost of sales	8,010	4,865	5,046	10,048	16,807	-	44,776
Concentrate treatment, smelting and refining cost	1,932	1,006	1,494	569	4,793	-	9,794
Cash Cost of Silver Equivalent Sold (B)	9,942	5,871	6,540	10,617	21,600	-	54,570
Sustaining capital expenditures	1,695	484	294	82	5,505	-	8,060
General and administrative expenses	627	405	719	989	1,611	824	5,175
Accretion of decommissioning and restoration provision	108	184	84	40	126	-	541
All-in Sustaining Cash Cost (C)	12,372	6,944	7,637	11,728	28,842	824	68,346
Material processed (tonnes milled) (D)	62,356	47,501	51,648	86,695	223,573	-	471,773
Silver Equivalent Sold (payable ounces) (E)	736,696	353,708	516,624	612,185	840,343	-	3,059,556
Cash Cost per Silver Equivalent Ounce Sold (B/E)	13.50	16.60	12.66	17.34	25.70	-	17.84
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	16.79	19.63	14.78	19.16	34.32	-	22.34
Cash Cost of Production per tonne (A/D)	81.19	69.14	56.27	101.64	64.75	-	73.22

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Three Months Ended March 31, 2024 (2)
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	13,719	7,090	13,200	14,572	11,837	-	60,418
Transportation and other selling cost	(2,099)	(1,364)	(1,905)	(1,241)	(1,101)	-	(7,710)
Royalty	(1,103)	(690)	(1,054)	(522)	-	-	(3,399)
Inventory change	(2,295)	(308)	(1,985)	(1,945)	1,095	-	(5,438)
Cash Cost of Production (A)	8,222	4,728	8,256	10,834	11,831	-	43,871
Cost of sales	13,719	7,090	13,200	14,572	11,837	-	60,418
Concentrate treatment, smelting and refining cost	3,967	1,961	2,736	2,066	5,826	-	16,556
Cash Cost of Silver Equivalent Sold (B)	17,686	9,051	15,936	16,638	17,663	-	76,974
Sustaining capital expenditures	1,803	603	1,578	-	760	-	4,744
General and administrative expenses	169	234	434	185	1,107	3,618	5,747
Accretion of decommissioning and restoration provision	140	240	172	-	138	-	690
All-in Sustaining Cash Cost (C)	19,798	10,128	18,120	16,823	19,668	3,618	88,155
Material processed (tonnes milled) (D)	72,801	50,862	72,462	69,220	205,404	-	470,749
Silver Equivalent Sold (payable ounces) (E)	1,014,743	419,230	573,347	754,910	870,708	-	3,632,938
Cash Cost per Silver Equivalent Ounce Sold (B/E)	17.43	21.59	27.79	22.04	20.29	-	21.19
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	19.51	24.16	31.60	22.28	22.59	-	24.27
Cash Cost of Production per tonne (A/D)	112.94	92.96	113.94	156.51	57.60	-	93.19

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

Average Realized Price per Ounce of Silver Equivalent Sold

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

Consolidated(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended March 31,
	2025	2024
Revenues	87,641	67,666
Add back: Treatment, smelting and refining charges	9,794	16,556
Gross Revenues	97,435	84,222
Silver Equivalent Sold (ounces)	3,059,556	3,632,938
Average Realized Price per Ounce of Silver Equivalent Sold (2)	31.85	23.18
Average Market Price per Ounce of Silver per London Silver Fix	31.88	23.35

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Bolivar(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended March 31,
	2025	2024
Revenues	21,319	19,573
Add back: Treatment, smelting and refining charges	1,932	3,967
Gross Revenues	23,251	23,540
Silver Equivalent Sold (ounces)	736,696	1,014,743
Average Realized Price per Ounce of Silver Equivalent Sold (2)	31.56	23.20
Average Market Price per Ounce of Silver per London Silver Fix	31.88	23.35

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Porco(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended March 31,
	2025	2024
Revenues	10,186	7,842
Add back: Treatment, smelting and refining charges	1,006	1,961
Gross Revenues	11,192	9,803
Silver Equivalent Sold (ounces)	353,708	419,230
Average Realized Price per Ounce of Silver Equivalent Sold (2)	31.64	23.38
Average Market Price per Ounce of Silver per London Silver Fix	31.88	23.35

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Caballo Blanco Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended March 31,
	2025	2024
Revenues	15,107	10,414
Add back: Treatment, smelting and refining charges	1,494	2,736
Gross Revenues	16,601	13,150
Silver Equivalent Sold (ounces)	516,624	573,347
Average Realized Price per Ounce of Silver Equivalent Sold (1)	32.13	22.94
Average Market Price per Ounce of Silver per London Silver Fix	31.88	23.35

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

San Lucas Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended March 31,
	2025	2024
Revenues	17,823	15,320
Add back: Treatment, smelting and refining charges	569	2,066
Gross Revenues	18,392	17,386
Silver Equivalent Sold (ounces)	612,185	754,910
Average Realized Price per Ounce of Silver Equivalent Sold (1)	30.04	23.03
Average Market Price per Ounce of Silver per London Silver Fix	31.88	23.35

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Zimapan Mine Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended March 31,
	2025	2024
Revenues	23,206	14,518
Add back: Treatment, smelting and refining charges	4,793	5,826
Gross Revenues	27,999	20,344
Silver Equivalent Sold (ounces)	840,343	870,708
Average Realized Price per Ounce of Silver Equivalent Sold (1)	33.32	23.36
Average Market Price per Ounce of Silver per London Silver Fix	31.88	23.35

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure in which net income is adjusted for income tax expense, interest income, interest expense, amortization and depletion, and impairment charges, foreign exchange gains or losses, unrealized losses or gains on marketable securities, share-based payments expense, accretion expense, changes in fair value of consideration payable and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses.

Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.

The Company discloses Adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of Adjusted EBITDA for the three months ended March 31, 2025 and 2024.

	Three months ended March 31,
	2025	2024 Restated (1)

Net income for the period	9,451	132,659
Income tax expense	19,706	2,099
Interest (income)	(316)	(43)
Interest expense, carrying and finance charges	251	441
Depreciation, depletion and amortization	4,577	3,226
Foreign exchange (gain)	(6,234)	(6,838)
Share-based compensation expense	159	11
Accretion (income)	(71)	1,329
(Gain) on adjustment to consideration payable	-	(133,255)
Loss on re-estimation of cash flows related to CAPEX receivable	1,945	-
Other finance expense (income)	(1,952)	(938)
Adjusted EBITDA	27,516	(1,309)

(1)	The comparative figures were restated as a result of corrections made to the 2023 financial statements. Refer to Note 3 of the consolidated interim financial statements for further details and impacts of the restatement.

Cautionary Note Regarding Forward-looking Information

Certain of the statements and information in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; the expected timing for release of forecasts for 2025, including our estimated production of silver, zinc, lead and copper, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable to Glencore pursuant to the Term Sheet; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the CVR Payments and Additional Payments; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of this MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour;

Cautionary note regarding forward-looking information (continued)

the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca.

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